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PROSPECTUS                                      Filed Pursuant to Rule 424(b)(5)
                                                             File No.: 333-63992

                                (PROLOGIS LOGO)

               1999 DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

     ProLogis Trust previously established the 1999 Dividend Reinvestment and Share Purchase Plan. This prospectus amends that plan.

     The ProLogis Dividend Reinvestment and Share Purchase Plan is designed to provide current shareholders with a convenient and economical method to purchase ProLogis common shares of beneficial interest by reinvesting all or a portion of their cash distributions and submitting optional cash payments. The plan also allows persons who are not already shareholders of ProLogis to purchase ProLogis common shares under the plan. The plan will be administered by an agent, EquiServe Trust Company, N.A., or any successor bank or trust company as may from time to time be designated by ProLogis.

     At ProLogis' discretion, the agent will purchase common shares in one of the following manners:

     - directly from ProLogis;

     - in the open market; or

     - in negotiated transactions with third parties.

     ProLogis common shares purchased directly from ProLogis under the plan will be priced at a discount from market prices at the time of the investment, as described in Question 15 under "Description of the plan."

     ProLogis common shares are listed on the New York Stock Exchange under the symbol "PLD."

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities Commission nor has the Securities and Exchange Commission or any State Securities Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is July 9, 2001
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                                 PROLOGIS TRUST

     ProLogis Trust is a real estate investment trust that operates a global network of industrial distribution facilities. We own, directly, through consolidated entities or through investments in other real estate entities accounted for under the equity method, 179.3 million square feet of industrial distribution facilities operating (owned or under lease agreements) or under development and 365.7 million cubic feet of temperature-controlled distribution facilities operating or under development, including 35.5 million cubic feet of dry distribution space located in temperature-controlled facilities, which are located throughout North America and Europe. This network of distribution facilities makes us the largest publicly held U.S.-based, global owner and lessor of industrial distribution and temperature-controlled distribution facilities. The ProLogis Operating System(TM), comprised of the Market Services Group, the Global Services Group, the Global Development Group and the Integrated Solutions Group, enables us to meet our customers' distribution space needs globally. We believe that we have distinguished ourselves from our competition by developing an organizational structure and service delivery system built around our customers. We believe that our service approach, which combines international scope and expertise and a strong local presence in each of our target markets, makes us attractive to our targeted customer base that includes the largest global users of distribution facilities. ProLogis is organized under Maryland law and has elected to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

     Our business strategy is designed to: achieve long-term sustainable growth in cash flow; minimize the need for us to issue additional public debt or public equity capital; and increase the overall return on equity for our shareholders. We have organized our business into three operating segments in order to achieve our objectives. The segments consist of property operations, corporate distribution facilities services business and temperature-controlled distribution operations.

BUSINESS STRATEGY

     ProLogis was originally formed in 1991 with the objective of building a distribution and light manufacturing asset base at costs significantly below replacement cost and a land inventory for the future development of industrial distribution facilities. Additionally, we intended to create a national operating company that would differentiate us from our competition through our ability to meet a corporate customer's distribution facility requirements on a national, regional and local basis. In 1997, we expanded our property operations into Mexico and Europe to meet the needs of our targeted national and international customers as they expanded and reconfigured their distribution facility requirements globally. In December 1998, we added 54 operating facilities aggregating 5.2 million square feet in France to our European portfolio. To enhance our North American property operations and service platform, we completed a merger with Meridian Industrial Trust, Inc., a publicly held real estate investment trust, in March 1999. The merger with Meridian added
32.2 million square feet of operating facilities and 228 acres of land for future development to our holdings.

     Having established our core property operations business, in 1997 and 1998 we expanded our service platform by acquiring an international temperature-controlled distribution network. Additionally, the merger with Meridian added 15.2 million cubic feet of temperature controlled distribution facilities to our holdings in 1999. Also, to enhance our corporate distribution facilities services business, we acquired an industrial distribution development company with extensive holdings in the United Kingdom in August 1998.

     To further our objective of increasing cash flows without raising additional capital through direct public debt and public equity offerings, we formed five ventures in 1999, 2000 and in the first quarter of 2001. Each of the ventures owns operating facilities acquired primarily from ProLogis with equity contributed by third party investors. We maintain an ownership interest from 20.0% to 50.0% as of March 31, 2001, in each of the ventures. We utilize the ProLogis Operating System(TM) to provide asset and property management services to the ventures for a fee. In North America, we have an ownership interest in three ventures. These ventures own, on a combined basis, 25.8 million square feet of operating facilities at a combined investment of $1.1956 billion as of March 31, 2001. ProLogis European Properties Fund, formed in 1999, has enabled us to take advantage of the growth opportunities in the European industrial distribution market by allowing us to access over 1.06 billion euros (the currency equivalent of approximately $934.6 million as of March 31, 2001
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based on currency exchange rates quotes by Reuters) of third party equity capital that has been committed by a group of institutional investors to ProLogis European Properties Fund through 2007. ProLogis European Properties Fund owns 16.0 million square feet of operating facilities at an investment of $899.6 million as of March 31, 2001.

PROLOGIS OPERATING SYSTEM(TM)

     The cornerstone of our business strategy is the ProLogis Operating System(TM), comprised of the Market Services Group, the Global Services Group, the Global Development Group and the Integrated Solutions Group. The ProLogis Operating System(TM) is a customer service delivery system that has been designed to provide substantial benefits to our existing and prospective customers. The customer focus of the ProLogis Operating System(TM) provides for a high-quality service level and a single point of contact for distribution solutions on a global basis and positions us to build customer relationships that will generate additional business opportunities.

                            DESCRIPTION OF THE PLAN

     The following questions and answers describe the plan.

PURPOSES AND ADVANTAGES

  1. What is the purpose of the plan?

     The purpose of the plan is to provide current shareholders and interested investors with a convenient and economical method of investing in common shares without payment of any brokerage commissions, except with respect to common shares purchased in the open market with optional cash payments, or service charges, except with respect to initial cash payments. Common shares purchased directly from ProLogis under the plan will be purchased at a discount from market prices at the time of the investment, as described in Question 15.

  2. How may shareholders purchase common shares under the plan?

     Shareholders may purchase common shares in the following ways:

          (1) have cash distributions automatically reinvested in additional common shares; or

          (2) purchase common shares on either or both of the investment dates set forth each month by making optional cash payments of not less than $200 per payment nor more than $5,000 per month, except in cases covered by a request for waiver, as described in Question 11. The minimum and maximum dollar amounts for optional cash payments may be changed at any time in ProLogis' sole discretion.

Beneficial owners of common shares registered in the name of a broker, bank or other nominee or trustee may participate in the distribution reinvestment portion of the plan either by having their common shares transferred into their own names and enrolling in the plan directly or by making appropriate arrangements with their record holder to participate on their behalf.

  3. What are the advantages and disadvantages of participation in the plan?

     The advantages of participation in the plan include: full investment of distributions and optional cash payments because participants are not required to pay brokerage commissions, except with respect to common shares purchased in the open market with optional cash payments, or other expenses, except with respect to initial cash payments, in connection with the purchase of common shares under the plan; the plan permits fractional common shares as well as whole common shares to be purchased; common shares purchased directly from ProLogis under the plan will be purchased at a discount from market prices at the time of the investment, as described in Question 15; distributions on all whole and fractional dividend reinvestment plan

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shares are automatically reinvested in additional common shares; participants avoid the necessity for safekeeping certificates representing the common shares purchased pursuant to the plan; certificates for underlying common shares may be deposited for safekeeping in order to protect against loss, theft or destruction of those certificates as described in Question 22; a regular statement for each plan account provides the participant with a record of each transaction.

     The plan, however, has some disadvantages as compared to purchases of common shares through brokers or otherwise. They include the following: no interest is paid by ProLogis or the agent on any distributions or optional cash payments held pending investment; the agent, not the participant, determines the timing of investments, as described in Question 14, and as a result, the purchase price for the common shares may vary from that which would otherwise have been obtained by directing a purchase through a broker or in a negotiated transaction; the actual number of shares acquired by the participant will not be known until after the common shares are purchased by the agent, as described in Question 16; optional cash payments of less than the minimum amount will be returned to the participant without interest, as will the portion of any optional cash payment which exceeds the maximum monthly amount if the participant did not obtain ProLogis' prior approval pursuant to a request for waiver; a pro rata portion of any optional cash payment made pursuant to an approved request for waiver will be returned to the participant if the threshold price is not met for any investment date in an investment period, as described in Question 11; any discount from market prices at the time of the investment on common shares purchased under the plan, as described in Question 15, may create additional taxable income to the participant; commissions paid by ProLogis in connection with the reinvestment of distributions if the common shares are purchased in the open market will be taxable income to the participant, as described under "Federal income tax considerations relating to the plan."

ELIGIBILITY AND PARTICIPATION

  4. Who is eligible to become a participant?

     Any person who has reached the age of majority in his or her state of residence is eligible to participate in the plan.

     Persons who are citizens or residents of a country other than the United States, its territories and possessions and are interested in becoming participants in the plan, should make certain that their participation would not violate local laws governing such things as taxes, currency and exchange controls, share registration, foreign investments and related matters.

  5. How does an eligible person become a participant?

     An eligible person may become a participant in the plan by following the appropriate procedures set forth below.

  REGISTERED HOLDER:

     A registered holder (a shareholder whose common shares are registered on the share transfer books of ProLogis in his or her name) may elect to become a participant in the plan at any time, subject to ProLogis' right to modify, suspend, terminate or refuse participation in the plan. In order to become a participant, a registered holder simply needs to complete and sign a shareholder authorization form and return it to the agent at EquiServe Trust Company, N.A., c/o EquiServe, L.P., P.O. Box 43010, Providence, RI 02940-3010 or call the agent toll free at (800) 956-3378 after carefully reviewing this prospectus.

     If the shares are registered in more than one name (e.g., joint tenants, trustees, etc.) all registered holders of such shares must sign the shareholder authorization form exactly as their names appear on the account registration.

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  BENEFICIAL OWNER:

     A beneficial owner (a shareholder whose shares are registered on the share transfer books of ProLogis in a name other than his or her name; for example, in the name of a broker, bank or other nominee or trustee) may be able to arrange for the financial intermediary holding his or her common shares to handle the reinvestment of distributions. Beneficial owners should consult directly with their financial intermediary to determine if they can enroll in the plan. If not, the shareholder may elect to become a participant in the plan after instructing his or her financial intermediary to re-register all or a portion of the shares into his or her own name. Any costs associated with that re-registration will be borne solely by the beneficial owner. Once such shares have been re-registered, the shareholder simply needs to follow the instructions listed above for a registered holder in order to become a participant in the plan. Alternatively, beneficial owners may enroll in the plan in the same manner as someone who is not currently a shareholder as described below.

  INTERESTED INVESTORS WHO DO NOT CURRENTLY OWN OUR COMMON SHARES:

     A person who is not already a shareholder may purchase common shares under the plan by submitting a completed initial purchase form to the agent along with a check or money order of not less than $200 nor more than $5,000, except in cases covered by an approved request for waiver, as described in Question 11, for investment on either of the investment dates set for that particular month. All checks and money orders must be payable in United States dollars, drawn against a United States bank and payable to "EquiServe -- ProLogis Trust." The minimum and maximum dollar amounts for initial investments may be changed at any time in ProLogis' sole discretion. Interested investors should note, there is an initial enrollment fee of $10.00 which will be deducted from the participant's initial investment.

     As an alternative to enclosing a check or money order, an interested investor may complete the automatic investment application on the reverse side of the initial purchase form and enclose a voided blank check (if a checking account) or a deposit slip (if a savings account). By completing this section of the form, the interested investor is authorizing an automatic monthly deduction from a qualified financial institution. Interested investors should note, that automatic monthly deductions will continue indefinitely, beyond the initial investment, until the agent is notified to discontinue such deductions. The automatic monthly investment feature is further outlined in Question 9.

  6. What do the shareholder authorization and initial purchase forms provide?

     The shareholder authorization and initial purchase forms authorize the agent to apply any optional cash payments made by the participant to the purchase of additional common shares for the participant's plan account.

     In addition, the forms authorize the agent to apply all or a portion of the distributions received to the purchase of additional common shares. Shareholders may choose their desired level of participation by selecting one of the three distribution reinvestment elections offered under the plan. Prior to selecting an election, however, shareholders should note the following share types and how they function under the distribution reinvestment portion of the plan.

          (a) CERTIFICATE SHARES: shares held in certificate form by the shareholder. Such shares are registered in the participant's name on the share transfer books of ProLogis. Participants can choose to reinvest or receive distributions on these shares.

          (b) BOOK SHARES: shares held by the agent. Such shares are registered in the participant's name on the share transfer books of ProLogis and are treated in a similar fashion to certificate shares. Participants can choose to reinvest or receive distributions on these shares.

          (c) DIVIDEND REINVESTMENT PLAN SHARES: shares held by the agent in its name or the name of its nominee. Such shares have been purchased under the plan or deposited into the plan through its safekeeping feature. The agent will automatically reinvest the distributions on these shares.

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     As outlined in the shareholder authorization and initial purchase forms the plan offers the following distribution reinvestment elections:

     - FULL DISTRIBUTION REINVESTMENT. To reinvest automatically all cash distributions received on all shares registered in the participant's name (including certificate and book shares). Participants enrolled in this investment election may make optional cash payments of not less than $200 per payment, nor more than an aggregate maximum monthly amount of $5,000, unless a request for waiver has been previously granted by ProLogis, to purchase additional common shares.

     - PARTIAL DISTRIBUTION REINVESTMENT. To receive cash distributions on a specified number of shares registered in the participant's name (including certificate and book shares), and to automatically reinvest distributions on any remaining shares registered in the participant's name. Participants enrolled in this investment election may make optional cash payments of not less than $200 per payment, nor more than an aggregate maximum monthly amount of $5,000, unless a request for waiver has been previously granted by ProLogis, to purchase additional common shares.

     - CASH DISTRIBUTIONS. To receive cash distributions on all shares registered in the participant's name (including certificate and book shares). Participants enrolled in this investment election may make optional cash payments of not less than $200 per payment, nor more than an aggregate maximum monthly amount of $5,000, unless a request for waiver has been previously granted by ProLogis, to purchase additional common shares.

     REGARDLESS OF WHICH METHOD OF PARTICIPATION IS SELECTED, CASH DISTRIBUTIONS PAID ON ALL WHOLE AND/OR FRACTIONAL DIVIDEND REINVESTMENT PLAN SHARES WILL BE REINVESTED AUTOMATICALLY.

     A participant may change his or her distribution election by calling or writing to the agent or by completing and signing a new shareholder authorization form and returning it to the agent. Alternatively, a participant may change his or her distribution election by accessing his or her plan account through the Internet at the agent's website, http://gateway.equiserve.com. Any election or change of election concerning the reinvestment of distributions must be received by the agent at least one trading day prior to the established record date for a particular distribution payment in order for the election or change in election to become effective with that distribution. If the request is received after one trading day prior to the record date established for a particular distribution payment, the election or change in election may not be effective until the following distribution payment. A trading day means a day on which the New York Stock Exchange is open for business. A distribution record date normally precedes the payment of distributions by approximately two weeks. A schedule of the anticipated distribution record dates for the remainder of the 2001 and 2002 distribution payments is set forth in Exhibit A, subject to change at ProLogis' discretion. For future periods, ProLogis will provide participants a schedule of the relevant record dates.

     If a participant signs and returns a shareholder authorization or initial purchase form without checking a desired option, or checks the partial distribution reinvestment election without specifying a number of shares, the participant will be deemed to have selected the full distribution reinvestment option.

REINVESTMENT OF DISTRIBUTIONS

  7. When will distributions be reinvested?

     Purchases of common shares directly from ProLogis with cash distributions will be made on the relevant distribution payment date. Newly issued shares will be credited to participants' accounts as of such date. Purchases in the open market with cash distributions will begin on the relevant distribution payment date and will be completed no later than 30 days after such date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. Shares purchased in the open market will be credited to participants' accounts after the transaction settles. Settlement usually occurs three business days after the purchase is completed. A schedule of the anticipated record dates and payment dates for the remainder of the 2001 and 2002 distribution payments is set forth in Exhibit A, subject to change at ProLogis' discretion. For future periods, ProLogis will provide participants a schedule of the relevant distribution record and payment dates.
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     Participants should note that distributions are paid as and when declared by ProLogis' Board of Directors. There can be no assurance as to the declaration or payment of a distribution, and nothing contained in the plan obligates ProLogis to declare or pay any distribution on the common shares. The plan does not represent a guarantee of future distributions.

OPTIONAL CASH PAYMENTS

  8. Who is eligible to make optional cash payments?

     Any person enrolled in the plan is eligible to make optional cash payments, whether or not the person is already a shareholder, subject to ProLogis' right to modify, suspend, terminate or refuse participation in the plan. Shareholders may make optional cash payments regardless of which method of participation they have elected.

  9. How does the optional cash payment option work?

     Each participant may purchase additional common shares by sending optional cash payments to the agent at any time. The amount of each optional cash payment may vary. Participants may make optional cash payments by:

          (1) remitting a check or money order to the agent. All checks and money orders should be accompanied by a cash investment form and mailed to the address indicated on the front of such form. Cash investment forms are attached to plan statements. When enrolling in the plan, a registered shareholder may enclose a check or money order with the shareholder authorization form. All checks and money orders must be made payable to "EquiServe -- ProLogis Trust," payable in United States funds and drawn against United States banks. Checks or money orders drawn against non-United States banks or not payable in United States funds will be returned to the participant without interest as will any cash or third party checks.

          (2) establishing an automatic monthly investment. As an alternative to sending checks or money orders, participants may elect to have a minimum of $200 but not more than $5,000 automatically withdrawn every month from an account at a qualified financial institution. Participants may establish an automatic monthly investment by completing an automatic monthly investment form and returning it to the agent along with a voided blank check (for a checking account) or deposit slip (for a savings account) for bank account and routing number verification. Automatic monthly investment forms may be obtained by writing to or calling the agent. Alternatively, participants may establish an automatic monthly investment by accessing their accounts at the agent's website, http://gateway.equiserve.com. Participants should allow 4 to 6 weeks for the first investment to be initiated. Once established, funds will be deducted from the participant's designated bank account on the 6th of each month. If the 6th of the month is not a business day, funds will be deducted the following business day. Participants may change their automatic monthly investment information or terminate their automatic monthly deduction by contacting the agent as described above. In order for any change in the amount of the funds withdrawn or for any termination to be effective for a particular month, the agent should receive notification at least 7 business days prior to the debit date. Changes in bank information (routing and account numbers), however, may require 4 to 6 weeks to take effect.

          (3) requesting a wire transfer to the account of the agent if the optional cash payment is being made pursuant to a request for waiver which has been granted by ProLogis, as specified in the request for waiver. The agent must be notified prior to the participant requesting the wire transfer.

     Each optional cash payment is subject to a minimum of $200. The agent will apply any optional cash payment to the purchase of common shares on the next investment date provided the agent receives payment on or before the close of business on the appropriate optional cash payment due date as outlined in Exhibit A for optional cash payments not exceeding the maximum amount and in Exhibit B for optional cash payments exceeding the maximum amount. All optional cash payments must be payable in United States dollars and drawn against United States banks. Do not send cash. In the event that any deposit is returned unpaid for any

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reason, the agent will consider the request for investment of such money null and void and will immediately remove from the participant's account, shares if any, purchased upon the prior credit of such money. The agent will thereupon be entitled to sell these shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the agent shall be entitled to sell such additional shares from the participant's account to satisfy the uncollected balance. A $25.00 fee will be charged for any deposit returned unpaid.

     Participants have no obligation to make any optional cash payments.

  10. When will optional cash payments received by the agent be invested?

  OPTIONAL CASH PAYMENTS LESS THAN $5,000

     In the case of optional cash payments less than the maximum monthly amount of $5,000, ProLogis has set two investment dates for each month. The investment dates typically occur on or around the 15th and last business days of each month. In distribution paying months, the investment dates have been adjusted so optional cash payments not exceeding the maximum monthly amount may be commingled with the distribution funds and invested on the distribution payment date. The agent will apply any optional cash payment to the purchase of common shares on the next investment date provided the agent receives such payment before the close of business on the appropriate optional cash payment due date as set forth in Exhibit A. Any optional cash payment received after the close of business on the optional cash payment due date associated with the next investment, will be held by the agent and will be applied to the purchase of shares on the investment date associated with the next optional cash payment due date. Expected investment dates for the remainder of 2001 and 2002 are outlined in Exhibit A and are subject to change at ProLogis' discretion. For future investment dates, ProLogis will provide participants a schedule of the relevant cut off and investment dates.

     Funds received through the automatic monthly investment feature will purchase shares on the first investment date of each month.

     Common shares to be purchased by the agent directly from ProLogis pursuant to optional cash payments not exceeding the maximum monthly amount will be purchased on an investment date. Accordingly, for such optional cash payments, the entire investment will be made on the applicable investment date. Newly issued shares will be credited to participants' accounts as of such date.

     Common shares to be purchased by the agent on the open market or in negotiated transactions with third parties pursuant to optional cash payments not exceeding the maximum monthly amount will begin on the applicable investment date and will be completed no later than 30 days after that date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. Shares purchased on the open market will be credited to participants' accounts after the transaction settles. Settlement usually occurs three business days after the purchase is completed.

  OPTIONAL CASH PAYMENTS EXCEEDING $5,000

     Optional cash payments exceeding the maximum monthly amount pursuant to a request for waiver which has been granted by ProLogis will be invested during the investment period established for each month as outlined in Exhibit B. The investment period is the period encompassing the 10 consecutive trading days typically ending on either the distribution payment date or the last business day of the month. Investments made pursuant to a request for waiver granted by ProLogis will be invested proportionately on each trading day of that investment period, subject to the threshold price as outlined below. A schedule of the anticipated investment period dates for the remainder of 2001 and 2002 is set forth in Exhibit B, subject to change at ProLogis' discretion. For future periods, ProLogis will provide participants a schedule of the relevant dates. For optional cash payments exceeding the maximum monthly amount pursuant to a request for waiver which has been granted by ProLogis, 1/10 of the investment will be made on each investment date of the investment period, subject to the threshold price as outlined below.

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     Common shares to be purchased by the agent with optional cash payments exceeding $5,000 will be purchased directly from ProLogis. The agent will not buy common shares with optional cash payments exceeding $5,000 on the open market. All checks and money orders for optional cash payments in excess of the maximum monthly amount pursuant to a request for waiver that has been granted by ProLogis will not be invested until the funds have been collected. The agent must receive good funds for all optional cash payments made pursuant to an approved request for waiver by the applicable optional cash payment due date as outlined in Exhibit B.

     NO INTEREST WILL BE PAID ON FUNDS HELD BY THE AGENT PENDING INVESTMENT.

  11. What limitations apply to optional cash payments?

     Each optional cash payment is subject to a minimum amount of $200 and a maximum aggregate purchase limit of $5,000 in any month both of which may be changed at any time in ProLogis' sole discretion. Optional cash payments of less than the minimum amount and the portion of any optional cash payment which exceeds the maximum monthly amount, unless that limit has been waived by ProLogis pursuant to a request for waiver, will be returned to the participant without interest. Participants may make optional cash payments of up to the aggregate maximum monthly amount without the prior approval of ProLogis, subject to ProLogis' right to modify, suspend, terminate or refuse participation in the plan in its sole discretion.

     Optional cash payments in excess of the maximum monthly amount may be made by a participant only upon acceptance by ProLogis of a written request for waiver by that participant. No pre-established maximum limit applies to optional cash payments which may be made pursuant to an approved request for waiver; however, participants may not acquire more than 9.8% of the outstanding common shares and preferred shares of beneficial interest of ProLogis, as described in Question 37. Acceptance of a request for waiver with respect to the amount of the optional cash payment must be obtained each month before the beginning of the relevant investment period. Participants interested in making optional cash payments in excess of the maximum monthly amount can obtain a request for waiver by contacting ProLogis' Share Purchase Plan Representative at (800) 820-0181. Completed requests for waivers should be mailed or faxed to: ProLogis Trust, 14100 East 35th Place, Aurora, Colorado 80011, Fax: (303) 375-8581, Attention:
Share Purchase Plan Representative. ProLogis should receive such requests for waiver no later than two business days prior to the optional cash payment due date as outlined in Exhibit B for the applicable investment period.

     A request for waiver will be considered on the basis of a variety of factors, which may include: ProLogis' current and projected capital requirements, alternatives available to ProLogis to meet those requirements, prevailing market prices for the common shares and other securities of ProLogis, general economic and market conditions, expected aberrations in the price or trading volume of ProLogis' securities, the number of shares held by the participant submitting the request for waiver, the aggregate amount of optional cash payments for which requests for waiver have been submitted and the administrative constraints associated with granting requests for waiver. In addition to the considerations described above for evaluation of requests for waiver, any request may be denied if ProLogis believes the investor is making excessive optional cash payments through multiple shareholder accounts, is engaging in arbitrage activities such as "flipping" or is otherwise engaging in activities under the plan in a manner which is not in the best interest of ProLogis or which may cause the participant to be treated as an underwriter under the federal securities laws. Persons who acquire common shares through the plan and resell them shortly after acquiring them, including coverage of short positions, under some circumstances, may be participating in a distribution of securities which would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. ProLogis will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant in the plan, nor will ProLogis enter into any agreement with any such person regarding that person's purchase of those shares or any resale or distribution thereof. If requests for waiver are submitted for any month for an aggregate amount in excess of the amount ProLogis is willing to accept, ProLogis may honor those requests in order of receipt, pro rata or by any other method which ProLogis determines to be appropriate. Grants of requests for waivers will be made in ProLogis' sole discretion and may be revoked by

ProLogis in its sole discretion at any time until the close of business on the trading day prior to the beginning of the relevant investment period.

     Unless it waives its right to do so, ProLogis may establish from time to time a minimum price, or the threshold price, which applies only to the investment of optional cash payments in excess of the maximum monthly amount made pursuant to a request for waiver. The threshold price will be a stated dollar amount that the average of the high and low sale prices of the common shares as reported in the New York Stock Exchange Composite Transactions lists for each trading day of the investment period must equal or exceed. If no sales occur on any trading day of an investment period, the average of the high and low sale prices of the common shares on that trading day will be assumed to be less than the threshold price. ProLogis reserves the right to change the threshold price at any time until the close of business on the third trading day prior to the beginning of the investment period, as set forth in Exhibit B. The threshold price will be determined in ProLogis' sole discretion after a review of current market conditions and other relevant factors.

     If the threshold price is not satisfied for a trading day in the investment period, then no investment will occur on that investment date and such date will be excluded from the investment period. In addition, for each trading day on which the threshold price is not satisfied, 1/10 of the total optional cash payment made by a participant pursuant to a request for waiver, not just the amount exceeding $5,000, will be returned to that participant, without interest, as soon as practicable after the end of the relevant investment period. For example, if the threshold price is not satisfied for two of the ten trading days in an investment period, 2/10 of each participant's total optional cash payment made pursuant to a request for waiver will be returned to that participant by check, or by wire transfer, if payment was received by wire transfer, without interest, as soon as practicable after the end of the relevant investment period. The agent expects to send payments within five to ten trading days after the end of the relevant investment period. Only optional cash payments in excess of the maximum monthly amount are affected by the return procedure and the threshold price provision described above. All other optional cash payments will be made without regard to the threshold price provision. For any investment period, ProLogis may waive its right to set a threshold price for optional cash payments in excess of the maximum monthly amount. Setting a threshold price for an investment period will not affect the setting of a threshold price for any subsequent investment period. Participants may obtain the threshold price applicable to the next investment period by telephoning ProLogis' Share Purchase Plan Representative at (800) 820-0181.

  12. May optional cash payments be returned to a participant?

     Uninvested optional cash payments less than the monthly maximum will be returned to a participant without interest upon his or her written request provided that the request is received by the agent at least five business days prior to the applicable investment date.

     Uninvested optional cash payments exceeding the monthly maximum amount pursuant to an approved request for waiver will not be returned to a participant upon such participant's request.

     Optional cash payments of less than the $200 minimum amount will be returned by check, without interest, as soon as practicable. Additionally, the portion of any optional cash payment which exceeds the $5,000 maximum monthly amount will be returned by check, without interest, as soon as practicable if a request for waiver is not granted or is revoked by ProLogis. Finally, if the relevant threshold price is not met for any day in an investment period, as described in Question 11, a pro rata portion of each optional cash payment made pursuant to an approved request for waiver, will be returned to the participant without interest by check, or by wire transfer, if payment was received by wire transfer as soon as practicable after the end of the relevant investment period. Each optional cash payment may be returned to the participant in circumstances as described in Question 11.

PURCHASES

  13. What is the source of common shares purchased under the plan?

     Purchases of common shares by the agent for the plan may be made, at ProLogis' option, either directly from ProLogis out of its authorized but unissued common shares, in the open market or in negotiated transactions with third parties. Initially, ProLogis anticipates that the common shares will be purchased by the agent for the plan directly from ProLogis, but this may change from time to time at ProLogis' election.

  14. When will common shares be purchased for a participant's account?

     Purchases of common shares directly from ProLogis will be made on the relevant distribution payment date or on the relevant investment date or dates. Purchases in the open market will begin on the relevant distribution payment date or on the relevant investment date or dates and will be completed no later than 30 days after that date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. The exact timing of open market purchases, including determining the number of common shares, if any, to be purchased on any day or at any time on that day, the prices paid for those common shares, the markets on which the purchases are made and the persons, including brokers and dealers, from or through which the purchases are made, will be determined by the agent or the broker selected by it for that purpose. Neither ProLogis nor the agent will be liable when conditions, including compliance with the rules and regulations of the Securities and Exchange Commission, prevent the purchase of common shares or interfere with the timing of the purchases. The agent may purchase common shares in advance of a distribution payment date or investment date for settlement on or after that date.

     Notwithstanding the above, funds will be returned to participants if not used to purchase common shares within 30 days of the investment date for optional cash payments or within 30 days of the distribution payment date for distribution reinvestments.

     In making purchases for a participant's account, the agent may commingle the participant's funds with those of other participants in the plan.

  15. What is the purchase price of common shares purchased by participants under the plan?

     When common shares are purchased directly from ProLogis, there are three types of discounts which may be available to participants:

     First, common shares purchased directly from ProLogis under the plan in connection with the reinvestment of distributions will be purchased at a 2% distribution reinvestment discount from the average of the high and low sale prices of the common shares as reported in the New York Stock Exchange Composite Transactions list on the distribution payment date, as set forth in Exhibit A.

     Second, common shares purchased directly from ProLogis under the plan in connection with optional cash payments of not more than the $5,000 maximum monthly amount, will be purchased at a 2% optional cash payment discount from the average of the high and low sale prices of the common shares as reported in the New York Stock Exchange Composite Transactions list on the relevant investment date.

     Third, ProLogis may establish a waiver discount from the average of the daily high and low sale prices of the common shares as reported in the New York Stock Exchange Composite Transactions list for each of the ten investment dates of the relevant investment period, for common shares purchased directly from ProLogis in connection with optional cash payments exceeding the maximum amount and approved by ProLogis pursuant to a request for waiver, as described in Question 11. ProLogis will determine the waiver discount by the close of business on the third trading day prior to the beginning of the relevant investment period. Setting a waiver discount for an investment period will not affect the setting of a waiver discount for any subsequent investment period. Participants may obtain the waiver discount applicable to the next investment period by telephoning ProLogis' Share Purchase Plan Representative at (800) 820-0181.

     ProLogis may change its determination that common shares will be purchased by the agent directly from ProLogis and instead determine that common shares will be purchased by the agent on the open market or in negotiated transactions, without prior notice to participants. The price of common shares purchased on the open market or in negotiated transactions with third parties with reinvested cash distributions will be the weighted average cost for all common shares purchased under the plan in connection with the relevant distribution payment. The price of common shares purchased on the open market or in negotiated transactions with third parties with optional cash payments of not more than the $5,000 maximum monthly amount will be the weighted average cost, plus brokerage commissions, for all common shares purchased under the plan in connection with the investment date. Common shares will not be purchased on the open market or in negotiated transactions with third parties with optional cash payments exceeding the $5,000 maximum monthly amount.

     Participants will not be able to instruct the agent to purchase shares at a specific time or at a specific price.

  16. How many common shares will be purchased for a participant?

     The number of common shares to be purchased for a participant's account as of any distribution payment date or investment date will be equal to the total dollar amount to be invested for the participant divided by the applicable purchase price. For a participant who has elected to reinvest distributions received on shares registered in his or her name (including certificate and book shares, the total dollar amount to be invested as of any distribution payment date will be the sum of all or the specified portion of the cash distributions received on the common shares registered in the participant's own name and all cash distributions received on his or her dividend reinvestment plan shares.

     The amount to be invested for a participant with reinvested cash distributions will be reduced by any amount ProLogis is required to deduct for federal tax withholding purposes.

PLAN ADMINISTRATION

  17. Who administers the plan?

     EquiServe Trust Company, N.A., as agent for the participants, administers the plan, keeps records, sends statements of account to participants and performs other duties relating to the plan. All costs of administering the plan are paid by ProLogis, except as provided in this prospectus.

     The following address may be used to obtain information about the plan:
EquiServe Trust Company, N.A., c/o EquiServe, L.P., P.O. Box 43010, Providence, RI 02940-3010 or call, toll free (800) 956-3378.

     Participants should be sure to include a reference to ProLogis Trust in their correspondence.

     Participants may also obtain information about their accounts via the Internet on the agent's website, http://gateway.equiserve.com. At the website, participants can access their share balance, sell shares, request stock certificates, change dividend payment options and obtain on-line forms and other information about their accounts. To obtain access, participants will need ProLogis' issue number (364010), their account number, which can be found on their dividend check or statement, and their password. If a participant does not know or has not received his or her password, he or she can request a new one on-line by clicking on the "Mail new password" link in the bottom right hand corner of the page, or by calling the agent, toll free at (800) 956-3378. The agent will mail a password to the address on record for the account and such password should arrive in approximately one week. Once received, participants can login and begin managing their accounts on-line.

  18. What reports are sent to participants in the plan?

     After an investment is made for a participant's plan account, whether by reinvestment of distributions or investment of optional cash payments, the participant will be sent a plan statement which will provide a record of the costs of the common shares purchased for that account, the purchase date, the number of common shares purchased and the number of common shares in that account. These statements should be retained for income tax purposes as there may be a fee incurred if the agent must supply an additional account history. Each plan statement will include a tear off coupon which can be completed and returned to the agent when submitting an optional cash payment, depositing certificates for safekeeping, requesting the sale of shares, requesting a stock certificate or terminating a plan account. In addition, each participant will be sent the same information sent to every holder of common shares, including ProLogis' annual report, notice of annual meeting and proxy statement and income tax information for reporting distributions received and proceeds derived from the sale of any dividend reinvestment plan shares.

     All reports and notices from the agent to a participant will be addressed to the participant's last known address. Participants should notify the agent promptly of any change of address.

  19. What is the responsibility of ProLogis and the agent under the plan?

     ProLogis and the agent, in administering the plan, are not liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability

          (1) with respect to the prices and times at which common shares are purchased or sold for a participant,

          (2) with respect to any fluctuation in market value before or after any purchase or sale of common shares, or

          (3) arising out of any failure to terminate a participant's account upon that participant's death or adjudicated incompetence prior to receipt by the agent of notice in writing of the death or adjudicated incompetence.

     Neither ProLogis nor the agent can provide any assurance of a profit, or protect a participant from a loss, on common shares purchased under the plan. These limitations of liability do not affect any liabilities arising under the federal securities laws, including the Securities Act of 1933.

     The agent may resign as administrator of the plan at any time, in which case ProLogis will appoint a successor administrator. In addition, ProLogis may replace the agent with a successor administrator at any time.

COMMON SHARE CERTIFICATES

  20. Are certificates issued to participants for common shares purchased under the plan?

     Normally, stock certificates for shares purchased under the plan will not be issued. Instead such shares will be held by the agent on behalf of the participant in its name or the name of its nominee as dividend reinvestment plan shares. The agent will send each participant a plan statement reporting the number of shares (including fractional shares) credited to his or her account as promptly as practicable after each purchase. Upon receipt of a participant's request, however, the agent will issue a certificate for any number of whole common shares purchased by a participant under the plan or deposited with the agent for safekeeping. In order to request a certificate, participants may call or write to the agent or complete the transaction form attached to each plan statement. Alternatively, participants can access their accounts at the agent's website, http://gateway.equiserve.com and follow the instructions provided.

     Once received, the agent will process such requests within 5 business days. Any remaining whole and fractional common shares will continue to be held as dividend reinvestment plan shares by the agent. Certificates for fractional common shares will not be issued under any circumstances. There is no fee for this service.

  21. What is the effect on a participant's plan account if a participant requests a certificate for whole dividend reinvestment plan shares?

     If a participant requests a certificate for whole dividend reinvestment plan shares and is enrolled in full distribution reinvestment, distributions on those common shares will continue to be reinvested under the plan in the same manner as prior to the request so long as the common shares remain registered in the participant's name. If a participant is enrolled in partial distribution reinvestment, distributions may or may not continue to be reinvested depending upon the number of common shares specified for payment. If a participant is enrolled in the cash distributions election, distributions paid on the issued shares will no longer be reinvested under the plan.

  22. May common shares held in certificate form be deposited in a participant's plan account?

     Yes, regardless of which investment option is selected, certificates registered in the participant's name may be surrendered to the agent for deposit into the participant's plan account, free of charge. All distributions on any common shares evidenced by certificates deposited in accordance with the plan will automatically be reinvested. Since the participant bears the risk of loss in transit, certificates should be sent to EquiServe Trust Company, N.A., c/o EquiServe, L.P., P.O. Box 43010, Providence, RI 02940-3010 by registered mail, return receipt requested and insured for 2% of the market value (minimum of $20). This represents the approximate cost to the participant of replacing certificates if they are lost in the mail. Participants should include a letter of instruction with the certificates. The transaction form attached to each plan statement may be used for this purpose. Participants should not endorse the certificates.

TERMINATION

  23. May a participant terminate participation in the plan?

     Yes, a participant may terminate participation in his or her plan account by contacting the agent. Participants can request to terminate their participation by calling or writing to the agent at the address and telephone number previously provided, or completing and returning the transaction form attached to each plan statement. Alternatively, participants may terminate their participation in the plan by accessing their accounts at the agent's website, http://gateway.equiserve.com, and following the instructions provided.

  24. What happens when a participant terminates an account?

     If a participant's notice of termination is received by the agent at least 7 trading days prior to the payment date for the next distribution, reinvestment of distributions will cease as of the date notice of termination is received by the agent. If the notice of termination is received less than 7 trading days prior to the payment date for a distribution, the termination may not become effective until after the reinvestment of any distributions on that distribution payment date. Pending optional cash payments may also delay the termination of an account. Therefore, participants, if applicable, should expressly request the return of any optional cash payment prior to submitting a request for termination. Optional cash payments will be refunded if a written request to return the cash payment is received by the agent at least 5 trading days prior to the relevant investment date.

     As soon as practicable after notice of termination is received, the agent will send to the participant a certificate for all whole dividend reinvestment plan shares and a check representing the then current market value of any fraction of a dividend reinvestment plan share, unless otherwise requested. After an account is terminated, all distributions for the terminated account will be paid to the participant unless the participant re-elects to participate in the plan.

     Alternatively when terminating an account, the participant may request that all dividend reinvestment plan shares held by the agent, both whole and fractional shares, be sold, or that certain of the dividend reinvestment plan shares be sold and a certificate be issued for the remaining dividend reinvestment plan shares. The agent will remit to the participant the proceeds of any sale of common shares, less any related trading fees, transfer tax or other fees incurred by the agent allocable to the sale of those common shares. See "Sale of common shares."

  25. When may a former participant re-elect to participate in the plan?

     Generally, any former participant may re-elect to participate at any time. However, the agent reserves the right to reject any shareholder authorization or initial purchase form on the grounds of excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expense and to encourage use of the plan as a long-term investment service.

SALE OF COMMON SHARES

  26. May a participant request that common shares held in a plan account be sold?

     Yes, a participant may request that all or any number of dividend reinvestment plan shares held by the agent be sold, either when an account is being terminated, as described in Question 24, or without terminating the account.

     Within 5 business days after receipt of a participant's request to sell dividend reinvestment plan shares, the agent will place a sell order through a broker or dealer designated by the agent. Participants can request to sell shares by calling the agent toll free at (800) 956-3378, writing to the agent or completing and returning the transaction form attached to each plan statement. Alternatively, participants can access their accounts at the agent's website, http://gateway.equiserve.com and follow the instructions provided, in order to request the sale of such shares. The participant will receive the proceeds of the sale, less any trading fees, transfer tax or other fees incurred by the agent allocable to the sale of those common shares. No participant will have the authority or power to direct the date or price at which common shares may be sold. The sale price will equal the weighted average price for all shares sold on the day of the sale less brokerage commissions, currently $0.12 per share, subject to change. Proceeds of the sale, less the $15.00 service fee and applicable transfer taxes, will be forwarded by the agent to the participant within 10 business days after receipt of the participant's request to sell.

  27. What happens when a participant sells or transfers shares registered in his or her name (including certificate and book entry shares)?

     Once a shareholder becomes a participant in the plan, the shareholder may remain a participant even if the participant thereafter disposes of all shares registered in his or her name (including certificate and book shares). If a participant disposes of all shares registered in his or her name (including certificate and book shares), the participant may continue to make optional cash payments, and the agent will continue to reinvest the distributions on the dividend reinvestment plan shares, unless the participant notifies the agent that he or she wishes to terminate the account.

OTHER INFORMATION

  28. May common shares held in the plan be pledged or transferred?

     Common shares held in the plan may not be pledged and any such purported pledge will be void. A participant who wishes to pledge common shares must request that a certificate for those common shares first be issued in the participant's name.

  29. What happens if ProLogis authorizes a share distribution or splits its shares?

     If there is a distribution payable in common shares or a common share split, the agent will receive and credit to the participant's plan account the applicable number of whole and/or fractional common shares based on the number of dividend reinvestment plan shares.

  30. What happens if ProLogis has a rights offering?

     If ProLogis has a rights offering in which separately tradable and exercisable rights are issued to registered holders of common shares, the rights attributable to whole common shares held in a participant's plan account will be transferred to the plan participant as promptly as practicable after the rights are issued.

  31. How are the participant's common shares voted at shareholder meetings?

     Common shares held for a participant in the plan will be voted at shareholder meetings only as that participant directs. Participants will receive proxy materials from ProLogis. Common shares held in a participant's plan account may also be voted in person at the meeting.

  32. May the plan be suspended or terminated?

     While ProLogis expects to continue the plan indefinitely, ProLogis may suspend or terminate the plan at any time. ProLogis also reserves the right to modify, suspend, terminate or refuse participation in the plan to any person at any time, as described in Question 11. ProLogis may modify, suspend, terminate or refuse participation in the plan to any person at any time, if participation, or any increase in the number of common shares held by that person, would, in the opinion of the Board of Trustees of ProLogis, jeopardize the status of ProLogis as a real estate investment trust under the Internal Revenue Code of 1986.

  33. May the plan be amended?

     The plan may be amended or supplemented by ProLogis at any time. Any amendment or supplement will only be effective upon mailing appropriate written notice at least 30 days prior to the effective date thereof to each participant. Written notice is not required when an amendment or supplement is necessary or appropriate to comply with the rules or policies of the Securities and Exchange Commission, the Internal Revenue Service or other regulatory authority or law, or when an amendment or supplement does not materially affect the rights of participants. The amendment or supplement will be deemed to be accepted by a participant unless prior to the effective date thereof, the agent receives notice of the termination of a participant's plan account. Any amendment may include an appointment by the agent or by ProLogis of a successor bank or agent, in which event ProLogis is authorized to pay that successor bank or agent for the account of the participant all distributions and distributions payable on common shares held by the participant for application by that successor bank or agent as provided in the plan.

  34. What happens if the plan is terminated?

     If the plan is terminated, each participant will receive a certificate for all whole dividend reinvestment plan common shares held in the participant's plan account. Fractional shares will be sold based on the price of the actual trade for the shares and a check representing the value of the fraction of a share will be issued. A check representing any uninvested distributions or optional cash payments held in the account will also be issued.

  35. Who interprets and regulates the plan?

     ProLogis is authorized to issue interpretations, adopt regulations and take such action as it may deem reasonably necessary to effectuate the plan. Any action to effectuate the plan taken by ProLogis or the agent in the good faith exercise of its judgment will be binding on participants.

  36. What law governs the plan?

     The terms and conditions of the plan and its operation will be governed by the laws of the State of Maryland.

  37. How does the ownership limit set forth in ProLogis' declaration of trust affect purchases of common shares under the plan?

     Subject to the exceptions specified in ProLogis' declaration of trust, no shareholder may own, or be deemed to own, more than 9.8% of the number or value of ProLogis' outstanding common shares and preferred shares of beneficial interest. To the extent any reinvestment of distributions elected by a shareholder or investment of an optional cash payment would cause any shareholder, or any other person, to exceed the ownership limit or otherwise violate ProLogis' declaration of trust, the reinvestment or investment, as the case may be, will be void ab initio, and the shareholder will be entitled to receive cash distributions or a refund of his or her optional cash payment, each without interest, in lieu of the reinvestment or investment.

INDIVIDUAL RETIREMENT ACCOUNTS

  38. May a participant open an individual retirement account with the agent?

     Yes. The agent offers an individual retirement account that invests in ProLogis' common shares through the plan. After receiving a copy of this prospectus, the agent's individual retirement account program plan and trust agreement and disclosure statement, a participant may open an individual retirement account by completing and signing an individual retirement account enrollment form and returning it to the agent with an initial contribution. The minimum initial investment for the individual retirement account program is $200. Individual retirement account enrollment forms are available upon request from the agent.

     Some of the options and services generally available to plan participants may not be applicable to the individual retirement account program. Please refer to the individual retirement account program plan and trust agreement and disclosure statement for individual retirement account program details. The agent has the right to charge reasonable fees for its individual retirement account services. Such fees are described in the individual retirement account disclosure statement as in effect from time to time. ProLogis assumes no responsibility for the operation or administration of the individual retirement account program.

     The Taxpayer Relief Act of 1997, and most recently, the Economic Growth and Tax Relief Reconciliation Act of 2001, have expanded the options for retirement savings. You may establish an individual retirement account which invests in ProLogis common shares through the plan by either returning a completed individual retirement account enrollment form and making an initial investment to the individual retirement account of at least $200 or transferring funds from an existing individual retirement account that have a fair market value of at least $200 on the enrollment date and completing an individual retirement account enrollment form and individual retirement account transfer form. These forms and a disclosure statement are available from EquiServe. An annual fee of $35 will be charged to you by EquiServe.

  THREE INDIVIDUAL RETIREMENT ACCOUNT OPTIONS:

     Traditional individual retirement account. Traditional individual retirement account contributions are allowed for individuals under age 70 1/2 who have earned income. Tax-deductible contributions are subject to adjusted gross income phase-out levels, while non-deductible contributions are allowed regardless of income level. The maximum individual contribution is $2,000 annually, with tax-deferred growth of investment. This limit is increased to $3,000 for tax years 2002 to 2004 and individuals age 50 and over are permitted to make additional contributions of $500 for the tax years 2002 to 2005. Penalty-free withdrawals can be made to help pay for first home purchases, higher education expenses, certain health insurance premiums for unemployed individuals and for the payment of medical expenses in excess of 7.5% of an individuals adjusted gross income.

     Roth individual retirement account. Effective for the 1998 tax year, contributions are allowed for individuals of any age with an adjusted gross income below $160,000, for those filing joint returns, or $110,000, for those filing single returns, but allowed contributions begin to phase out at an adjusted gross income of $150,000, for those filing joint returns, and $95,000, for those filing single returns. A maximum individual contribution is $2,000 annually. This limit is increased to $3,000 for tax years 2002 to 2004 and individuals age 50 and over are permitted to make additional contributions of $500 for the tax years 2002 to 2005. Investments and earnings grow tax-free. Contributions are not tax-deductible, but if the investment stays in the Roth individual retirement account for five years or more, qualified withdrawals are distributed tax-free, and free of penalty in most cases. There are no requirements to begin distributions at age 70 1/2. Penalty-free withdrawals can be made to help pay for first home purchases, higher education expenses, certain health insurance premiums for unemployed individuals and for the payment of medical expenses in excess of 7.5% of an individuals adjusted gross income. Maximum annual contribution between traditional and Roth individual retirement accounts is $2,000, subject to the above noted increases.

     Education individual retirement account. Any individual of any age may contribute, subject to the same income ranges as the Roth individual retirement account, to an education individual retirement account for a child. Effective for tax years beginning after 2001, contributions are allowed for individuals with the same restrictions as for Roth individual retirement accounts, and for joint filers, the range has been increased to $220,000 with a phase out beginning at $190,000. Contributions of up to $500 ($2,000 for tax years after 2001) annually can be made for secondary education expenses for a child beneficiary under 18. Contributions are not tax deductible, but investments grow tax-free and are not taxed when withdrawn for higher education expenses, including tuition, room and board, books and supplies. Withdrawals must be made by age 30 (except in the case of a special needs beneficiary) or the investment will be taxed to the child and will be subject to a 10% penalty. Unused account balances may be transferred to another family member's education individual retirement account.

             FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

     Participants are encouraged to consult their personal tax advisors with specific reference to their own tax situations and potential changes in the applicable law as to all federal, state, local, foreign and other tax matters in connection with the reinvestment of distributions and purchase of common shares under the plan, the participant's tax basis and holding period for common shares acquired under the plan and the character, amount and tax treatment of any gain or loss realized on the disposition of common shares. The following is a brief summary of the material federal income tax considerations applicable to the plan, is for general information only, and is not tax advice.

TAX CONSEQUENCES OF DISTRIBUTION REINVESTMENT

     In the case of common shares purchased by the agent from ProLogis, a participant will be treated for federal income tax purposes as having received a distribution equal to the fair market value, as of the investment date, of the common shares purchased with reinvested distributions. The 2% discount will be treated as being part of the distribution received. The fair market value will equal the average of the high and low of the sale prices on the applicable distribution payment date as reported in the New York Stock Exchange Composite Transactions list. With respect to common shares purchased by the agent in open market transactions or in negotiated transactions with third parties, the Internal Revenue Service has indicated in somewhat similar situations that the amount of distribution received by a participant would include the fair market value of the common shares purchased with reinvested distributions and a pro rata share of any brokerage commission or other related charges paid by ProLogis in connection with the agent's purchase of the common shares on behalf of the participant. The plan currently provides that ProLogis will pay such brokerage commissions for the purchase of common shares with distributions in the open market or in negotiated transactions with third parties. As in the case of non-reinvested cash distributions, the distributions described above will constitute taxable "distribution" income to participants to the extent of ProLogis' current and accumulated earnings and profits allocable to the distributions and any excess distributions will constitute a return of capital which reduces the basis of a participant's common shares or results in gain to the extent that excess distribution exceeds the participant's tax basis in his or her common shares. In addition, if ProLogis designates part or all of its distributions as capital gain distributions, those designated amounts would be treated by a participant as long-term capital gains.

     A participant's tax basis in his or her common shares acquired under the plan will generally equal the total amount of distributions a participant is treated as receiving, as described above. A participant's holding period in his or her common shares generally begins on the day following the date on which the common shares are credited to the participant's plan account.

TAX CONSEQUENCES OF OPTIONAL CASH PAYMENTS

     The Internal Revenue Service has indicated in somewhat similar situations that a participant who makes an optional cash purchase of common shares under the plan will be treated as having received a distribution equal to the excess, if any of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. The fair market value will equal the average of the high and low of the sale prices on the applicable investment date for optional cash payments as reported in the New York Stock Exchange Composite Transactions list. Also, if the common shares are acquired by the agent in an open market transaction or in a negotiated transaction with third parties, then the Internal Revenue Service may assert that a participant will be treated as receiving a distribution equal to a pro rata share of any brokerage commission or other related charges paid by ProLogis on behalf of the participant. The plan currently provides that ProLogis will not pay such brokerage commissions for the purchase of common shares with optional cash payments in the open market or in negotiated transactions with third parties. Any distributions which the participant is treated as receiving, including the discount would be taxable income or gain or reduce basis in common shares, or some combination thereof, under the rules described above.

     In Private Letter Ruling 9837008, the Internal Revenue Service held that a shareholder who participated in both the dividend reinvestment and stock purchase aspects of a dividend reinvestment and cash option purchase plan offered by a real estate investment trust under the Internal Revenue Code, pursuant to which stock could be acquired at a discount, would be treated in the case of a cash option purchase as having received at the time of the purchase a distribution from the real estate investment trust of the discount amount which was taxable to the shareholder in the manner described above, but a shareholder who participated solely in the cash purchase part of the plan would not be treated as having received a distribution of the discount amount and, therefore, would realize no income upon purchase attributable to the discount. In addition, the Internal Revenue Service held that a shareholder who participated solely in the dividend reinvestment part of the plan would be treated as having received the fair market value of the shares received plus any fee or commission that is paid by the company to acquire such shares. In Private Letter Ruling 200052031, the Internal Revenue Service held that even if the only dividends reinvested in stock by a shareholder who participated in the cash purchase part of the plan were dividends on the stock which the shareholder had purchased under the plan, the shareholder would be treated as receiving a distribution equal to the discount on the purchased shares which was taxable in the manner described above. Private letter rulings are not considered precedent by the Internal Revenue Service and no assurance can be given that the Internal Revenue Service would take this position with respect to other transactions, including those under the plan.

     A participant's tax basis in his or her common shares acquired through an optional cash purchase under the plan will generally equal the total amount of distributions a participant is treated as receiving, as described above, plus the amount of the optional cash payment. A participant's holding period for common shares purchased under the plan generally will begin on the day following the date on which common shares are credited to the participant's plan account.

     In addition, all cash distributions paid with respect to all dividend reinvestment plan shares will be reinvested automatically. In that regard, see "Tax Consequences of Distribution Reinvestment" above.

BACKUP WITHHOLDING AND ADMINISTRATIVE EXPENSES

     In general, any distribution reinvested under the plan is not subject to federal income tax withholding. ProLogis or the agent may be required, however, to deduct as "backup withholding" at rates prescribed below of all distributions paid to any shareholder, regardless of whether those distributions are reinvested pursuant to the plan. Similarly, the agent may be required to deduct backup withholding from all proceeds of sales of common shares held in a plan account. Reductions in backup withholding tax rates were made pursuant to the enactment of the Economic Growth and Tax Reconciliation Act of 2001 which provides, in general, that the withholding rate of 31% in effect for payments made on or before August 6, 2001 will be reduced over a six-year period. The new rate of 30.5% applies in the case of payments made on or after August 7, 2001 and the rate is further reduced to 30.0% for taxable years 2002 and 2003, 29% for taxable years 2004 and 2005, and 28% for the taxable years 2006 and thereafter. A participant is subject to backup withholding if:

          (1) the participant has failed to properly furnish ProLogis and the agent with his or her correct identification number;

          (2) the Internal Revenue Service notifies ProLogis or the agent that the identification number furnished by the participant is incorrect;

          (3) the Internal Revenue Service notifies ProLogis or the agent that backup withholding should be commenced because the participant failed to report properly distributions paid to him or her; or

          (4) when required to do so, the participant fails to certify, under penalties of perjury, that the participant is not subject to backup withholding.

Backup withholding amounts will be withheld from distributions before those distributions are reinvested under the plan. Therefore, distributions to be reinvested under the plan by participants who are subject to backup withholding will be reduced by the backup withholding amount. The withheld amounts constitute a credit on the participant's income tax return.

     Backup withholding will not apply, however, if the participant:

          (1) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on Internal Revenue Service Form W-9, or an appropriate substitute form;

          (2) provides a certificate of foreign status on Internal Revenue Service Form W-8BEN, or an appropriate substitute form; or

          (3) is otherwise exempt from backup withholding.

     While the matter is not free from doubt, based on Private Letter Rulings 9837008 and 200052031, ProLogis intends to take the position that administrative expenses of the plan paid by ProLogis are not constructive distributions to participants.

TAX CONSEQUENCES OF DISPOSITIONS

     A participant may recognize a gain or loss upon receipt of a cash payment for a fractional common share credited to a plan account or when the common shares held in an account are sold at the request of the participant. A gain or loss may also be recognized upon a participant's disposition of common shares received from the plan. The amount of any such gain or loss will be the difference between the amount realized, generally the amount of cash received, for the whole or fractional common shares and the tax basis of those common shares. Generally, gain or loss recognized on the disposition of common shares acquired under the plan will be treated for federal income tax purposes as a capital gain or loss.

                       FEDERAL INCOME TAX CONSIDERATIONS
                   RELATING TO PROLOGIS' TREATMENT AS A REIT

     ProLogis intends to operate in a manner that permits it to satisfy the requirements for taxation as a real estate investment trust under the applicable provisions of the Internal Revenue Code. No assurance can be given, however, that such requirements will be met. The following is a description of the federal income tax consequences to ProLogis and its shareholders of the treatment of ProLogis as a real estate investment trust. Since these provisions are highly technical and complex, each prospective purchaser of the common shares is urged to consult his or her own tax advisor with respect to the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the common shares.

     Based upon representations of ProLogis with respect to the facts as set forth and explained in the discussion below, in the opinion of Mayer, Brown & Platt, counsel to ProLogis, ProLogis has been organized in conformity with the requirements for qualification as a real estate investment trust beginning with its taxable year ending December 31, 1993, and its actual and proposed method of operation described in this prospectus and as represented by management will enable it to satisfy the requirements for such qualification.

     This opinion is based on representations made by ProLogis as to factual matters relating to ProLogis' organization and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date of this prospectus. ProLogis' qualification and taxation as a real estate investment trust will depend upon ProLogis' ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Mayer, Brown & Platt will not review compliance with these tests on a continuing basis. No assurance can be given that ProLogis will satisfy such tests on a continuing basis.

     In brief, if the conditions imposed by the real estate investment trust provisions of the Internal Revenue Code are met, entities, such as ProLogis, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are allowed a deduction for dividends paid to shareholders. This treatment substantially eliminates the "double taxation" at both the corporate and shareholder levels that generally results from the use of corporations. However, as discussed in greater detail below, entities, such as ProLogis, remain subject to tax in certain circumstances even if they qualify as a real estate investment trust.

     If ProLogis fails to qualify as a real estate investment trust in any year, however, it will be subject to federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, ProLogis could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its shareholders would be reduced or eliminated.

     ProLogis elected real estate investment trust status effective beginning with its taxable year ended December 31, 1993 and the ProLogis board of trustees believes that ProLogis has operated and currently intends that ProLogis will operate in a manner that permits it to qualify as a real estate investment trust in each taxable year thereafter. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a real estate investment trust depends on ProLogis continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on ProLogis' operating results.

     The following summary is based on the Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, subsequent changes to any of which may affect the tax consequences described in this prospectus, possibly on a retroactive basis. The following summary is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to various types of shareholders, including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, subject to special treatment under the federal income tax laws.

TAXATION OF PROLOGIS

  General

     In any year in which ProLogis qualifies as a real estate investment trust, in general it will not be subject to federal income tax on that portion of its real estate investment trust taxable income or capital gain which is distributed to shareholders. ProLogis may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed. To the extent that ProLogis elects to retain and pay income tax on its net long-term capital gain, shareholders are required to include their proportionate share of the undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by ProLogis.

     Notwithstanding its qualification as a real estate investment trust, ProLogis may also be subject to taxation in other circumstances. If ProLogis should fail to satisfy either the 75% or the 95% gross income test, as discussed below, and nonetheless maintains its qualification as a real estate investment trust because other requirements are met, it will be subject to a 100% tax on the greater of the amount by which ProLogis fails to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect ProLogis' profitability. ProLogis will also be subject to a tax of 100% on net income from any "prohibited transaction," as described below, and if ProLogis has net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. ProLogis will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest that would be reapportioned under Internal Revenue Code Section 482 to one of its "taxable REIT subsidiaries" in order to more clearly reflect income of the taxable REIT subsidiary. A taxable REIT subsidiary is any corporation for which a joint election has been made by a real estate investment trust and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such real estate investment trust. See "-- Other Tax Considerations -- Investments in taxable REIT subsidiaries." In addition, if ProLogis should fail to distribute during each calendar year at least the sum of:

          (1) 85% of its real estate investment trust ordinary income for such year;

          (2) 95% of its real estate investment trust capital gain net income for such year, other than capital gains ProLogis elects to retain and pay tax on as described below; and

          (3) any undistributed taxable income from prior years,

ProLogis would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that ProLogis elects to retain and pay income tax on its long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.

     A real estate investment trust is permitted to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of undistributed net long-term capital gains it received during the taxable year, which its shareholders are to include in their taxable income as long-term capital gains. Thus, if ProLogis made this designation, the shareholders of ProLogis would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by ProLogis and ProLogis would have to pay the tax on such gains within 30 days of the close of its taxable year. Each shareholder of ProLogis would be deemed to have paid such shareholder's share of the tax paid by ProLogis on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his ProLogis shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by ProLogis. ProLogis may also be subject to the corporate "alternative minimum tax," as well as tax in various situations and on some types of transactions not presently contemplated. ProLogis will use the calendar year both for federal income tax purposes and for financial reporting purposes.

     In order to qualify as a real estate investment trust, ProLogis must meet, among others, the following requirements:

  Share ownership test

     ProLogis' shares must be held by a minimum of 100 persons for at least 335 days in each taxable year or a proportional number of days in any short taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the ProLogis shares may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals, which for this purpose includes some tax-exempt entities. Any stock held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. Pursuant to the constructive ownership rules, Security Capital Group Incorporated's ownership of shares is attributed to its shareholders for purposes of the 50% test. For taxable years beginning after August 5, 1997, if ProLogis complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of its outstanding shares of stock were held, actually or constructively, by five or fewer individuals, then ProLogis will be treated as meeting such requirement.

     In order to ensure compliance with the 50% test, ProLogis has placed restrictions on the transfer of the shares of its stock to prevent additional concentration of ownership. Moreover, to evidence compliance with these requirements under Treasury regulations, ProLogis must maintain records which disclose the actual ownership of its outstanding shares of stock and such regulations impose penalties against ProLogis for failing to do so. In fulfilling its obligations to maintain records, ProLogis must and will demand written statements each year from the record holders of designated percentages of shares of its stock disclosing the actual owners of such shares as prescribed by Treasury regulations. A list of those persons failing or refusing to comply with such demand must be maintained as a part of ProLogis' records. A shareholder failing or refusing to comply with ProLogis' written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of shares of ProLogis' stock and other information. In addition, ProLogis' declaration of trust provides restrictions regarding the transfer of shares that are intended to assist ProLogis in continuing to satisfy the share ownership requirements. ProLogis intends to enforce the percentage limitations on ownership of shares of its stock to assure that its qualification as a real estate investment trust will not be compromised.

  Asset tests

     At the close of each quarter of ProLogis' taxable year, ProLogis must satisfy tests relating to the nature of its assets determined in accordance with generally accepted accounting principles. Where ProLogis invests in a partnership or limited liability company taxed as a partnership or disregarded entity, ProLogis will be deemed to own a proportionate share of the partnership's or limited liability company's assets. First, at least 75% of the value of ProLogis' total assets must be represented by interests in real property, interests in mortgages on real property, shares in other real estate investment trusts, cash, cash items, and government securities, and qualified temporary investments. Second, although the remaining 25% of ProLogis' assets generally may be invested without restriction, ProLogis is prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any corporation other than a qualified real estate investment trust subsidiary, another real estate investment trust or a taxable REIT subsidiary. Further, no more than 20% of the value of ProLogis' total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of ProLogis' total assets may be represented by securities of any non-government issuer other than a taxable REIT subsidiary.

  Gross income tests

     There are currently two separate percentage tests relating to the sources of ProLogis' gross income which must be satisfied for each taxable year. For purposes of these tests, where ProLogis invests in a partnership or limited liability company taxed as a partnership or disregarded entity, ProLogis will be treated as receiving its share of the income and loss of the partnership or limited liability company, and the gross income of the partnership or limited liability company will retain the same character in the hands of ProLogis as it has in the hands of the partnership or limited liability company. The three tests are as follows:

          1. The 75% Test. At least 75% of ProLogis' gross income for the taxable year must be "qualifying income." Qualifying income generally includes:

             (1) rents from real property, except as modified below;

             (2) interest on obligations secured by mortgages on, or interests in, real property;

             (3) gains from the sale or other disposition of non-"dealer property," which means interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of ProLogis' trade or business;

             (4) dividends or other distributions on shares in other real estate investment trusts, as well as gain from the sale of such shares;

             (5) abatements and refunds of real property taxes;

             (6) income from the operation, and gain from the sale, of "foreclosure property," which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property;

             (7) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and

             (8) certain qualified temporary investment income attributable to the investment of new capital received by ProLogis in exchange for its shares during the one-year period following the receipt of such capital.

          Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test, or the 95% gross income test described below, if ProLogis, or an owner of 10% or more of ProLogis, directly or constructively owns 10% or more of such tenant, unless the tenant is a taxable REIT subsidiary of ProLogis and certain other requirements are met with respect to the real property being rented. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property or as interest income for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, ProLogis generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary, or an "independent contractor" from whom ProLogis derives no income, except that ProLogis may directly provide services that are "usually or customarily rendered" in connection with the rental of properties for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience." For taxable years beginning after August 5, 1997, a real estate investment trust is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the real estate investment trust during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the real estate investment trust directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the real estate investment trust in furnishing or rendering the service or providing the management or operation. Furthermore, ProLogis may furnish such impermissible services to tenants through a taxable REIT subsidiary and still treat amounts otherwise received with respect to the property as rent from real property.

          2. The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of ProLogis' gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends, other than on real estate investment trust shares, and interest on any obligations not secured by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. In addition, payments to ProLogis under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by ProLogis to hedge indebtedness incurred or to be incurred, and any gain from the sale or other disposition of these instruments, are treated as qualifying income for purposes of the 95% test, but not for purposes of the 75% test.

     For purposes of determining whether ProLogis complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of property held primarily for sale to customers in the ordinary course of a trade or business, excluding foreclosure property, unless such property is held by ProLogis for at least four years and other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made to the property are satisfied. See "-- Taxation of ProLogis -- General".

     Even if ProLogis fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a real estate investment trust for such year if it is entitled to relief under provisions of the Internal Revenue Code. These relief provisions will generally be available if:

          (1) ProLogis' failure to comply was due to reasonable cause and not due to willful neglect;

          (2) ProLogis reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and

          (3) any incorrect information on this schedule is not due to fraud with intent to evade tax.

     If these relief provisions apply, however, ProLogis will nonetheless be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

  Annual distribution requirements

     In order to qualify as a real estate investment trust, ProLogis is required to make distributions, other than capital gain dividends, to its shareholders each year in an amount at least equal to the sum of 90% of ProLogis' real estate investment trust taxable income, computed without regard to the dividends paid deduction and real estate investment trust net capital gain, plus 90% of its net income after tax, if any, from foreclosure property, minus the sum of some items of excess non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before ProLogis timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that ProLogis does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its real estate investment trust taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. For taxable years beginning after August 5, 1997, a real estate investment trust is permitted, with respect to undistributed net long-term capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of such gains which its shareholders are to include in their taxable income as long-term capital gains. Thus, if ProLogis made this designation, the shareholders of ProLogis would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by ProLogis and ProLogis would have to pay the tax on such gains within 30 days of the close of its taxable year. Each shareholder of ProLogis would be deemed to have paid such shareholder's share of the tax paid by ProLogis on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his ProLogis stock by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by ProLogis.

     ProLogis intends to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that ProLogis may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing ProLogis' real estate investment trust taxable income on the other hand. To avoid any problem with the 90% distribution requirement, ProLogis will closely monitor the relationship between its real estate investment trust taxable income and cash flow and, if necessary, intends to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

     If ProLogis fails to meet the 90% distribution requirement as a result of an adjustment to ProLogis' tax return by the Internal Revenue Service, ProLogis may retroactively cure the failure by paying a "deficiency dividend," plus applicable penalties and interest, within a specified period.

  Tax aspects of ProLogis' investments in partnerships

     A significant portion of ProLogis' investments are owned through various limited partnerships. ProLogis will include its proportionate share of each partnership's income, gains, losses, deductions and credits for purposes of the various real estate investment trust gross income tests and in its computation of its real estate investment trust taxable income and the assets held by each partnership for purposes of the real estate investment trust asset tests.

     ProLogis' interest in the partnerships involves special tax considerations, including the possibility of a challenge by the Internal Revenue Service of the status of the partnerships as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership were to be treated as an association, such partnership would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of ProLogis' assets and items of gross income would change, which may preclude ProLogis from satisfying the real estate investment trust asset tests and may preclude ProLogis from satisfying the real estate investment trust gross income tests. See "-- Failure to qualify" below, for a discussion of the effect of ProLogis' failure to meet such tests. Based on factual representations of ProLogis, in the opinion of Mayer, Brown, & Platt, under existing federal income tax law and regulations, ProLogis Limited Partnership-I, ProLogis Limited Partnership-II, ProLogis Limited Partnership-III and ProLogis Limited Partnership-IV will be treated for federal income tax purposes as partnerships, and not as associations taxable as corporations. Such opinion, however, is not binding on the Internal Revenue Service.

  Failure to qualify

     If ProLogis fails to qualify for taxation as a real estate investment trust in any taxable year and relief provisions do not apply, ProLogis will be subject to tax, including applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to shareholders in any year in which ProLogis fails to qualify as a real estate investment trust will not be deductible by ProLogis, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, ProLogis also will be disqualified from re-electing taxation as a real estate investment trust for the four taxable years following the year during which qualification was lost.

TAXATION OF PROLOGIS' SHAREHOLDERS

  Taxation of taxable domestic shareholders

     As long as ProLogis qualifies as a real estate investment trust, distributions made to ProLogis' taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions, and for tax years beginning after August 5, 1997, undistributed amounts, that are designated as capital gain dividends will be taxed as long-term capital gains, to the extent they do not exceed ProLogis' actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. To the extent that ProLogis makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares by the amount of such distribution, but not below zero, with distributions in excess of the shareholder's tax basis taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by ProLogis in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by ProLogis and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by ProLogis during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of ProLogis. Federal income tax rules may also require that minimum tax adjustments and preferences be apportioned to ProLogis shareholders.

     In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions from ProLogis required to be treated by such shareholder as long-term capital gains.

     Gain from the sale or exchange of shares held for more than one year is taxed at a maximum capital gain rate of 20%. Pursuant to Internal Revenue Service guidance, ProLogis may classify portions of its capital gain dividends as gains eligible for the 20% capital gains rate or as unrecaptured Internal Revenue Code Section 1250 gain taxable at a maximum rate of 25%.

     Shareholders of ProLogis should consult their tax advisor with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains.

  Backup withholding

     ProLogis will report to its domestic shareholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to the paid distributions. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless such shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide ProLogis with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be credited against the shareholder's income tax liability. In addition, ProLogis may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to ProLogis. For further discussions regarding backup withholding, see "Federal Income Tax Considerations Relating to the Plan #Backup withholding and administrative expenses."

  Taxation of tax-exempt shareholders

     The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a real estate investment trust to a tax-exempt employees' pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a "pension-held real estate investment trust," based upon the ruling, the analysis in the ruling and the statutory framework of the Internal Revenue Code, distributions by ProLogis to a shareholder that is a tax-exempt entity should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code, and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that ProLogis, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit.

     However, if any pension or other retirement trust that qualifies under
Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a "pension-held real estate investment trust" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such real estate investment trust may constitute unrelated business taxable income. For these purposes, a "pension-held real estate investment trust" is defined as a real estate investment trust if such real estate investment trust would not have qualified as a real estate investment trust but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of stock of the real estate investment trust and at least one qualified pension trust holds more than 25% by value of the interests of such real estate investment trust or one or more qualified pension trusts, each owning more than a 10% interest by value in the real estate investment trust, hold in the aggregate more than 50% by value of the interests in such real estate investment trust.

  Taxation of foreign shareholders

     ProLogis will qualify as a "domestically controlled real estate investment trust" so long as less than 50% in value of its Shares is held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trust and estates. It is currently anticipated that ProLogis will qualify as a domestically controlled real estate investment trust. Under these circumstances, gain from the sale of the shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year.

     Distributions of cash generated by ProLogis' real estate operations, but not by its sale or exchange of such properties, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files with ProLogis the required form evidencing such lower rate or unless the foreign shareholder files an Internal Revenue Service Form W-8ECI with ProLogis claiming that the distribution is "effectively connected" income. Under applicable Treasury regulations, foreign shareholders generally have to provide the Internal Revenue Service Form W-8ECI beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date.

     Distributions of proceeds attributable to the sale or exchange by ProLogis of U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, and may be subject to branch profits tax in the hands of a shareholder which is a foreign corporation if it is not entitled to treaty relief or exemption. ProLogis is required by applicable Treasury regulations to withhold 35% of any distribution to a foreign person that could be designated by ProLogis as a capital gain dividend; this amount is creditable against the foreign shareholder's Foreign Investment in Real Property Tax Act tax liability.

     The federal income taxation of foreign persons is a highly complex matter that may be affected by many other considerations. Accordingly, foreign investors in ProLogis should consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in ProLogis.

OTHER TAX CONSIDERATIONS

  Investments in taxable REIT subsidiaries

     CSI/Frigo LLC, ProLogis Logistics Services Incorporated, GOProLogis Incorporated, Vizional Corporation, ProLogis-Broadband (1) Incorporated and PhatPipe, Inc. have elected to be treated as taxable REIT subsidiaries of ProLogis effective January 1, 2001. ProLogis Development Services Incorporated has elected to be treated as a taxable REIT subsidiary of ProLogis effective March 30, 2001. As taxable REIT subsidiaries of ProLogis, these entities will pay federal and state income taxes at the full applicable corporate rates on their income prior to payment of any dividends. Additionally, Frigoscandia S.A. and Kingspark LLC will be treated as taxable REIT subsidiaries of ProLogis effective January 1, 2001, and may be subject to foreign income taxes. ProLogis' taxable REIT subsidiaries will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent a taxable REIT subsidiary of ProLogis is required to pay federal, state or local taxes, the cash available for distribution by such taxable REIT subsidiary to its shareholders will be reduced accordingly.

     Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities, such as those performed by taxable entities in which ProLogis owns an interest, which cannot be performed directly by real estate investment trusts without jeopardizing their real estate investment trust status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated real estate investment trust which could materially increase the taxable income of the taxable REIT subsidiary and are subject to prohibited transaction taxes on certain other payments made to the associated real estate investment trust. ProLogis will be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest that would be reapportioned under Internal Revenue Code Section 482 to one of its taxable REIT subsidiaries in order to more clearly reflect income of the taxable REIT subsidiary.

     Under the taxable REIT subsidiary provision, ProLogis and any taxable entity in which ProLogis owns an interest are allowed to jointly elect to treat such entity as a "taxable REIT subsidiary." As described above, taxable REIT subsidiary elections have been made for certain entities in which ProLogis owns an interest. Additional taxable REIT subsidiary elections may be made in the future for additional entities in which ProLogis owns an interest.

  Tax on built-in gain

     Pursuant to Notice 88-19, 1988-1 C.B. 486, a C corporation that elects to be taxed as a real estate investment trust has to recognize any gain that would have been realized if the C corporation had sold all of its assets for their respective fair market values at the end of its last taxable year before the taxable year in which it qualifies to be taxed as a real estate investment trust and immediately liquidated unless the real estate investment trust elects to be taxed under rules similar to the rules of Section 1374 of the Internal Revenue Code.

     Since ProLogis has made this election, if during the "recognition period," being the 10-year period beginning on the first day of the first taxable year for which ProLogis qualifies as a real estate investment trust, ProLogis recognizes gain on the disposition of any asset held by ProLogis as of the beginning of the recognition period, then, to the extent of the excess of the fair market value of such asset as of the beginning of the recognition period over ProLogis' adjusted basis in such asset as of the beginning of the recognition period, such gain will be subject to tax at the highest regular corporate rate. Because ProLogis acquires many of its properties in fully taxable transactions and presently expects to hold each property beyond the recognition period, it is not anticipated that ProLogis will pay a substantial corporate-level tax on its built-in gain.

  Possible legislative or other actions affecting tax consequences

     Prospective shareholders should recognize that the present federal income tax treatment of an investment in ProLogis may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in ProLogis.

  State and local taxes

     ProLogis and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of ProLogis and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the offered securities of ProLogis.

  Foreign taxes

     Frigoscandia S.A., a Luxembourg corporation, the ProLogis European Properties Fund, an entity formed under the laws of Luxembourg, Kingspark Holding S.A., a Luxembourg corporation, and ProLogis International Incorporated, a Delaware corporation, and each of their subsidiaries and affiliates, may be subject to taxation in various foreign jurisdictions. Each of the parties will pay any such foreign taxes prior to payment of any dividends. Each entity will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that any of these entities is required to pay foreign taxes, the cash available for distribution to its shareholders will be reduced accordingly.

     Each prospective purchaser is advised to consult with his or her tax advisor regarding the specific tax consequences to him or her of the purchase, ownership, and sales of common shares, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALES OF PROLOGIS COMMON SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

                                USE OF PROCEEDS

     The net proceeds from the sale of common shares purchased by the agent directly from ProLogis will be used for the development and acquisition of additional distribution facilities, as suitable opportunities arise, for the repayment of outstanding indebtedness at the time and for working general corporate. ProLogis will not receive any proceeds from purchases of common shares by the agent in the open market or in negotiated transactions with third parties.

                      WHERE YOU CAN FIND MORE INFORMATION

     ProLogis is subject to the reporting requirements of the Securities Exchange Act of 1934, and files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials ProLogis files with the Securities and Exchange Commission at the its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site that contains reports, proxies, information statements, and other information regarding issuers that file electronically, and the address of that site is http://www.sec.gov. ProLogis' outstanding common shares are listed on the New York Stock Exchange under the symbol "PLD," and all reports, proxy statements and other information filed by ProLogis with the New York Stock Exchange may be inspected at the New York Stock Exchange's offices at 20 Broad Street, New York, New York 10005.

     ProLogis has filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, with respect to the common shares of ProLogis being offered. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each case are qualified in all respects by reference to the copy of such document filed with the Securities and Exchange Commission.

     The Securities and Exchange Commission allows ProLogis to "incorporate by reference" the information ProLogis files with the Securities and Exchange Commission, which means that ProLogis can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that ProLogis files later with the Securities and Exchange Commission will automatically update and supersede this information.

     ProLogis incorporates by reference the documents listed below:

          (a) ProLogis' annual report on Form 10-K for the year ended December 31, 2000;

          (b) ProLogis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and

          (c) The description of the ProLogis common shares and preferred share purchase rights contained or incorporated by reference in ProLogis' registration statement on Form 8-A filed February 23, 1994.

     The Securities and Exchange Commission has assigned file number 1-12846 to the reports and other information that ProLogis files with the Securities and Exchange Commission.

     You may request a copy of each of the above-listed ProLogis documents at no cost, by writing or telephoning ProLogis at the following address or telephone number.

           Investor Relations Department
           ProLogis Trust
           14100 East 35th Place
           Aurora, Colorado 80011
           (800) 820-0181
           www.prologis.com

     All documents subsequently filed by the registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 2000 and 1999, and the consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000 and schedule of ProLogis incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries, its opinion is based on the reports of other independent public accountants, namely KPMG LLP. The financial statements and supporting schedules referred to above have been incorporated by reference herein in reliance upon the authority of those firms as experts in giving said reports.

     With respect to the unaudited interim financial information for the quarter ended March 31, 2000 and 2001, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

                                 LEGAL MATTERS

     The validity of the common shares offered pursuant to this prospectus will be passed on for ProLogis by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt has in the past represented and is currently representing ProLogis and some of its affiliates.

                       SOURCES OF INFORMATION ON THE PLAN

     Authorization forms, optional cash payment forms, changes in name or address, notices of termination, requests for refunds of payments to purchase common shares, common share certificates or the sale of common shares held in the plan should be directed to, and may be obtained from, and inquiries regarding the distribution reinvestment discount and the optional cash payment discount or any other questions about the plan should be directed to:

           EquiServe Trust Company, N.A.
           c/o EquiServe, L.P.
           P.O. Box 43010
           Providence, RI 02940-3010
           Telephone: (800) 956-3378

     Requests for waivers should be directed to, and may be obtained from, and inquiries regarding the threshold price and the waiver discount should be directed to:

           ProLogis Trust
           14100 East 35th Place
           Aurora, Colorado 80011
           Phone: (800) 820-0181
           Fax: (303) 375-8581
           Attention: Share Purchase Plan Representative

                                   EXHIBIT A

                         REINVESTMENT OF DISTRIBUTIONS

DISTRIBUTION RECORD DATE  DISTRIBUTION PAYMENT DATE
------------------------  -------------------------
August 10, 2001           August 24, 2001
November 12, 2001         November 23, 2001
February 1, 2002          February 25, 2002
May 13, 2002              May 24, 2002
August 13, 2002           August 26, 2002
November 11, 2002         November 22, 2002

                             OPTIONAL CASH PAYMENTS

                         OPTIONAL
   ONLINE ORDER        CASH PAYMENT
 PLACEMENT DATE*         DUE DATE        INVESTMENT DATE
 ---------------       ------------      ---------------
July 5, 2001        July 12, 2001       July 16, 2001
July 20, 2001       July 27, 2001       July 31, 2001
August 6, 2001      August 13, 2001     August 15, 2001
August 15, 2001     August 22, 2001     August 24, 2001
September 5, 2001   September 12, 2001  September 14, 2001
September 19, 2001  September 26, 2001  September 28, 2001
October 4, 2001     October 11, 2001    October 15, 2001
October 22, 2001    October 29, 2001    October 31, 2001
November 6, 2001    November 13, 2001   November 15, 2001
November 13, 2001   November 20, 2001   November 23, 2001
December 5, 2001    December 12, 2001   December 14, 2001
December 19, 2001   December 27, 2001   December 31, 2001
January 4, 2002     January 11, 2002    January 15, 2002
January 22, 2002    January 29, 2002    January 31, 2002
February 6, 2002    February 13, 2002   February 15, 2002
February 13, 2002   February 21, 2002   February 25, 2002
March 6, 2002       March 13, 2002      March 15, 2002
March 19, 2002      March 26, 2002      March 28, 2002
April 4, 2002       April 11, 2002      April 15, 2002
April 19, 2002      April 26, 2002      April 30, 2002
May 6, 2002         May 13, 2002        May 15, 2002
May 15, 2002        May 22, 2002        May 24, 2002
June 5, 2002        June 12, 2002       June 14, 2002
June 19, 2002       June 26, 2002       June 28, 2002
July 3, 2002        July 11, 2002       July 15, 2002
July 22, 2002       July 29, 2002       July 31, 2002
August 6, 2002      August 13, 2002     August 15, 2002
August 15, 2002     August 22, 2002     August 26, 2002
September 5, 2002   September 12, 2002  September 16, 2002
September 19, 2002  September 26, 2002  September 30, 2002
October 4, 2002     October 11, 2002    October 15, 2002
October 22, 2002    October 29, 2002    October 31, 2002
November 6, 2002    November 13, 2002   November 15, 2002
November 13, 2002   November 20, 2002   November 22, 2002
December 5, 2002    December 12, 2002   December 16, 2002
December 19, 2002   December 27, 2002   December 31, 2002

---------------

* will be valid once online order placement is available through EquiServe

                                  EXHIBIT B**

                              OPTIONAL CASH          INVESTMENT       INVESTMENT PERIOD
   THRESHOLD SET DATE        PAYMENT DUE DATE    COMMENCEMENT DATE     CONCLUSION DATE
   ------------------        ----------------    -----------------    -----------------
July 13, 2001               July 17, 2001        July 18, 2001        July 31, 2001
August 8, 2001              August 10, 2001      August 13, 2001      August 24, 2001
September 12, 2001          September 14, 2001   September 17, 2001   September 28, 2001
October 15, 2001            October 17, 2001     October 18, 2001     October 31, 2001
November 6, 2001            November 8, 2001     November 9, 2001     November 23, 2001
December 12, 2001           December 14, 2001    December 17, 2001    December 31, 2001
January 14, 2002            January 16, 2002     January 17, 2002     January 31, 2002
February 6, 2002            February 8, 2002     February 11, 2002    February 25, 2002
March 12, 2002              March 14, 2002       March 15, 2002       March 28, 2002
April 12, 2002              April 16, 2002       April 17, 2002       April 30, 2002
May 8, 2002                 May 10, 2002         May 13, 2002         May 24, 2002
June 12, 2002               June 14, 2002        June 17, 2002        June 28, 2002
July 15, 2002               July 17, 2002        July 18, 2002        July 31, 2002
August 8, 2002              August 12, 2002      August 13, 2002      August 26, 2002
September 12, 2002          September 16, 2002   September 17, 2002   September 30, 2002
October 15, 2002            October 17, 2002     October 18, 2002     October 31, 2002
November 6, 2002            November 8, 2002     November 11, 2002    November 22, 2002
December 12, 2002           December 16, 2002    December 17, 2002    December 31, 2002

---------------

** applicable only to purchases in excess of $5,000, subject to the waiver guidelines outlined in the plan prospectus.

                                                                  3640-DSPP-6/01